SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b).
                           (Amendment No. _________)*


                                ONEMAIN.COM, INC.
             -------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
             -------------------------------------------------------
                         (Title of Class of Securities)

                                    68267P109
             -------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)

         |_|      Rule 13d-1(c)

         |X|      Rule 13d-1(d)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No. 68267P109                   13G                      Page 2 of 5 Pages

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Stephen E. Smith

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           1,460,000
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         1,460,000
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,460,000

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.9%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 68267P109                   13G                      Page 3 of 5 Pages


Item 1(a).    Name of Issuer:

              OneMain.com, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:

              1860 Michael Farady Drive, Suite 200
              Reston, VA 20190

Item 2(a).    Name of Person Filing:

              Stephen E. Smith

Item 2(b).    Address of Principal Business Office or, if None, Residence:

              1860 Michael Farady Drive, Suite 200
              Reston, VA 20190

Item 2(c).    Citizenship:

              United States of America

Item 2(d).    Title of Class of Securities:

              Common Stock, par value $0.001 per share

Item 2(e).    CUSIP Number:

              68267P109

Item 3. If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

              (a) [ ] Broker or Dealer registered under Section 15 of the Act.
              (b) [ ] Bank as defined in Section 3(a)(6) of the Act.
              (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
                      Act.
              (d) [ ] Investment Company registered under Section 8 of the
                      Investment Company Act.
              (e) [ ] Investment Adviser in accordance with Rule
                      13d-1(b)(1)(ii)(E).
              (f) [ ] An employee benefit plan or endowment fund; in accordance with 240.13d-1(b)(1)(ii)(F).
              (g) [ ] Parent Holding Company or control person, in
                      accordance with 240.13d- 1(b)(1)(ii)(G).
              (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

CUSIP No. 68267P109                   13G                      Page 4 of 5 Pages


              (i) [ ] A church plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act of 1940.
              (j) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.       Ownership:

              (a)     Amount beneficially owned:  1,460,000 shares

              (b)     Percent of Class:  5.9%

              (c)     Number of shares as to which such person has:

              (i)   Sole power to vote or to direct the vote:  1,460,000 shares
              (ii)  Shared power to vote or to direct the vote: 0 shares
              (iii) Sole power to dispose or to direct the disposition of:
                    1,460,000 shares
              (iv)  Shared power to dispose or to direct the disposition of:
                    0 shares

Item 5.       Ownership of Five Percent or Less of a Class.

                       If this statement is being filed to report the fact
              that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company [ ]

Item 8.       Identification and Classification of Members of the Group.

              Not Applicable.

Item 9.       Notice of Dissolution of Group.

              Not Applicable.

CUSIP No. 68267P109                   13G                      Page 5 of 5 Pages


Item 10.      Certification.

              Not Applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



              February 10, 2000
              -------------------------
                       (Date)


              /s/ Stephen E. Smith
              -------------------------
                     (Signature)
              Stephen E. Smith
              Chairman and Chief Executive Officer of OneMain.com, Inc.